PAGE  2




            U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                 SCHEDULE 13D - Amendment #5
          Under the Securities Exchange Act of 1934

                 Massachusetts Fincorp, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                         57564R-10-8
                       (CUSIP Number)

                       Mark W. Jaindl
            1964 Diehl Court, Allentown, PA 18104
                       (610) 366-1800

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                      October 21, 1999
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d -1(b) (3) or (4), check the following box (     ).

Check the following box if a fee is being  paid with this
statement (   ).  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.













Cusip No.  57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)    X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF
00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No XX
 N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US
 U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:   13,948
1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:
    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  13,948
With________________________________________________________
________________

     10)  Shared Dispositive Power:

____________________________________________________________
_________________

____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 13,948 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX
 N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
2.55%

____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): IN
N___________________________________________________________
__________________

Cusip No. 57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF  :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  30,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  30,000
With________________________________________________________
________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 30,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
5.50%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________







Cusip No. 57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Zachary John Jaindl Trust - EIN 23-6956997
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :   00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  7,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  7,000
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 7,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.28%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Cusip No. 57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Julianne Katherine Jaindl Trust - EIN - 23-7754111
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  3,600  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  3,600
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 3,600 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
 .66%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Item 1.        .

     This Schedule 13D filing relates to the common stock, $.01 par value, of Massachusetts Fincorp, Inc., a Massachusetts co-operative bank holding company having its principal business offices at 1442 Dorchester Avenue, Boston, Massachusetts 02122 (the "Company").

Item 2.     Identity and Background

               (a)    This statement  is being filed by
Frederick J. Jaindl, Mark W. Jaindl, the Zachary John Jaindl
Trust ("ZJTrust") and the Julianne Katherine Jaindl Trust
("JJTrust") (collectively "the Trusts").

     (b) Fred Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069. Mark Jaindl's principal business address is American Bank of the Lehigh Valley, 4029 W. Tilghman Street, Allentown PA 18104. The Trusts principal business address is 3150 Coffeetown Road, Orefield, PA 18069.

     (c) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is the Chairman and Mark Jaindl is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown PA 18104.

     (d) During the past five years neither Fred Jaindl, nor Mark Jaindl have been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) During the past five years neither Fred Jaindl, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)     Fred Jaindl and Mark Jaindl are U.S. citizens.
The Trusts are private trusts.

Item 3.

     Fred Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

     Fred Jaindl and Mark Jaindl have in the past borrowed funds to purchase investments or to finance their other business interests. Fred and Mark Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance their other business interests, which loans may be secured by pledges of the Company's common stock.






Item 4.  Purpose of Transaction.

     On October 21, 1999, Frederick J. Jaindl sent a letter to the Corporate Secretary of the Company requesting a shareholder list and nominating Mark W. Jaindl to the Board of Directors of the Company. A copy of this letter is annexed as Exhibit A.

Item 5.  Interest in Securities of the Issuer.

     (a)  Fred Jaindl, Mark Jaindl, the ZJTrust and the
JJTrust own 13,948, 30,000, 7,000 and 3,600 shares
respectively of common stock of the Company. In total, these 54,548 shares constitute approximately 9.99% of the 545,481 shares of Company common stock outstanding as of August 10, 1999.

     (b) Fred Jaindl, Mark Jaindl, the ZJTrust and the
JJTrust have the sole voting and dispositive power of 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock they hold.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

Item 6.

     Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     Not applicable.7n

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 21, 1999



________________________________________
Signature
Frederick J. Jaindl


________________________________________
Signature
Mark W. Jaindl









                          Exhibit A

                                    Frederick J. Jaindl
                    3150 Coffeetown Road
                     Orefield, PA 18069

                      October 21, 1999


 Via Fax and Federal Express
 Massachusetts Fincorp, Inc.
 1442 Dorchester Avenue
 Dorchester, Massachusetts  12122

 Att: Ruth Rogers, Corporate Secretary

 Dear Ms. Rogers:

 I, (hereinafter referred to as "Nominating Shareholder") hereby give notice that I am nominating Mark W. Jaindl
 ("Nominee") for election to the Massachusetts Fincorp, Inc. ("MAFN") Board of Directors at the next Annual
 Meeting of Shareholders presently scheduled for April 19, 2000.

 The  Nominee is the record holder of 30,000 shares of MAFN
 stock  and his address, on your corporate books,  is  1964
 Diehl Court, Allentown, Pennsylvania 18104.

 I  hereby request that you provide me with MAFN's  updated
 shareholder lists (including the NOBO/CEDE/Philadep  list)
 as  required  by  the  Delaware General  Corporation  Law,
 Section 14a-7 of the Exchange Act of 1934, and Rule  14a-7
 promulgated  thereunder so that proxies can  be  solicited
 for  director  nominees, and in opposition to management's
 slate  of  directors.   Pursuant  to  Rule  14a-7,  please
 deliver  the  shareholder lists  to  me  within  five  (5)
 business  days.   A  copy  of the  Certification  required
 pursuant to Rule 14a-7 is attached hereto.

 The  Nominating Shareholder and the Nominee feel  strongly
 that  shareholder  representation  is  very  important  to
 corporate   governance,  and  to   the   maximization   of
 shareholder value. If a representative of MAFN desires to discuss the accomplishment of these goals, please contact
 Nominee.

 The  enclosed  material is being filed with  you,  as  the
 Secretary  of  MAFN,  as required  by  Section  6(c).   In
 addition, if it is the opinion of MAFN that additional information is required, pursuant to Section 6(c), please notify me in writing, specifying what information is required.

 This letter is being signed by the Nominating Shareholder, to comply with the requirements of Section 6(c).

 If you have any questions concerning the above or require any additional information, please contact Nominee at 610-
 366-1800.

 Very truly yours,



 /s/Frederick J. Jaindl
 Frederick J. Jaindl









                               CERTIFICATION

 Frederick J. Jaindl, upon his oath certifies as follows:

           1. The Nominating Shareholder will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of Massachusetts Fincorp, Inc. with respect to the slate of Directors proposed for election at the next annual shareholder meeting.

           2.  The Nominating Shareholder will not disclose
 the  shareholder list information to any person other than
 the   beneficial  owner  for  whom  the shareholder   list
 request   was   made,  or an  employee  or  agent  to  the
 extent   necessary   to   effect  the   communication   or
 solicitation referred to above.



 /s/ Frederick J. Jaindl
 _________________________
 Frederick J. Jaindl




 STATE OF Pennsylvania)
                                   )SS.
 COUNTY OF Lehigh      )

 BEFORE ME, a notary public in and for the Commonwealth of Pennsylvania, County of Lehigh, did personally appear
 Frederick J. Jaindl, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

 GIVEN under my hand and seal this 21st day, October, 1999.

 /s/ Judith H. Brown
 _________________________
 Judith H.  Brown
 Notary Public of Pennsylvania
 My Commission expires:
 August 30, 2001












 Schedule  of Information Required by Section 6(C)  of  the
 Bylaws of Massachusetts Fincorp, Inc.

 (i)  Nominee name, address, and number of shares held:

          Mark W. Jaindl
          1964 Diehl Court
          Allentown, PA  18104
          # of common shares held as Record Holder: 30,000

 (ii) Nominating Shareholder name, address, and number of shares held:

          Frederick J. Jaindl
          3150 Coffeetown Road
          Orefield, PA  18104
          # of common shares held as Record Holder:  13,948






































 AFFIDAVIT




 I, Mark W. Jaindl, consent to be named in the proxy statement as a nominee and to serve as a director, if elected, at the next Annual Meeting of Massachusetts
 Fincorp, Inc..



 s/s Mark W. Jaindl
 ______________________
 Mark W. Jaindl

 Sworn to before me
 This 21st day of October, 1999


 /s/ Sandra J. Moyer

 Sandra J. Moyer

 A Notary Public of Pennsylvania
 My Commission Expires June 8, 2002